Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
Youxin Cloud (BVI) Ltd	British Virgin Islands
Youxin Cloud (HK) Limited	Hong Kong SAR
Hainan Youxin Mutual Enterprise Management Co., Ltd.	People’s Republic of China
Guangzhou Youxin Technology Co., Ltd.	People’s Republic of China